

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Ann Rhoads
Chief Financial Officer
Forty Seven Inc.
1490 O'Brien Drive, Suite A
Menlo Park, CA 94025

> **Re:** **Forty Seven Inc.**
> **Form 10-Q**
> **Exhibit No. 10.1 - Exclusive License and Collaboration Agreement, dated July 10, 2019**
> **by and between Forty Seven, Inc. and Ono Pharmaceutical Co., Ltd.**
> **Filed November 12, 2019**
> **File No. 001-38554**

Dear Ms. Rhoads:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance